
Mail Stop 7010

September 24, 2007

Ms. Diane Chillemi
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, Florida 33137

>   **RE: Ladenburg Thalmann Financial Services Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 16, 2007**
>   **File # 1-15799**

Dear Ms. Chillemi:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

   1. Please revise your disclosure in future filings, to present a more comprehensive discussion of your results of operations for each period presented. Your revisions should include, but not be limited to, the following:

- Provide a comprehensive analysis of the underlying factors that impacted your results. Such an analysis should specifically identify and quantify, where possible, the reasons why changes occurred and should explain how they impacted your operating results.
- Discuss known or anticipated trends that have had and/or may have an impact on your results of operations.
- When multiple or offsetting factors contribute to a net change, discuss each significant factor separately and consider the use of tabular presentations to quantify each factor.
- Include a separate discussion of each significant line item on your combined statements of income.
- Ensure that your discussion provides investors with the appropriate information to understand your results through the eyes of management.

Please note that this is not an all-inclusive list of how and where your discussion should be improved. Please refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification and SEC Interpretative Release No. 33-8350 dated December 19, 2003 for additional guidance.

2. We note your presentation of EBITDA, as adjusted, and your disclosure that it is an important measure of your ability to generate cash flows. It is therefore unclear to us why you discuss it under results of operations, why you reconcile it to net income rather than operating cash flows and why it excludes one-time items that appear to impact cash. Please revise your presentation in future filings or explain to us how it complies with Item 10(e) of Regulation S-K and the related FAQ.

3. Please provide us, and include in future filings, a discussion of why your accounts receivable balances are so significant relative to revenues and a discussion of any potential risks and uncertainties related to those balances and their potential impact on your operations. In addition, please also discuss the factors that result in changes in those balances and their impact on operating cash flows.

Note 2. Summary of Significant Accounting Policies, page F-9

4. With a view towards future disclosure, please tell us how you have defined your reportable segments in accordance with SFAS 131. To the extent that you have multiple operating segments that are aggregated into your reportable segment, please also tell us how you have considered the aggregation criteria outlined in paragraph 17 of SFAS 131.

5. With a view towards future disclosure, please clarify for us how you are accounting for the expenses related to your SPAC-related transactions. To the extent that you have deferred recognition of these expenses until the underlying

business combinations have been completed, please tell us how you have determined that these costs are recoverable.

6. We note from your disclosure on page five that you frequently receive warrants that entitle you to purchase securities of the corporate issuers for which you raise capital or provide advisory services. With a view towards future disclosure, please tell us how you account for and value these warrants.

Note 12. Note Payable, page F-19 and Note 21. Subsequent Event, page F-29

7. Please demonstrate to us how you determined the amounts of the charges that you recorded in FY 2005 and 2007 as a result of the debt conversions.

Note 17. Acquisitions, page F-27

8. Please tell us how you determined it is appropriate to record the contingent consideration related to the BroadWall acquisition as additional purchase price given that it appears that the consideration is based on continued employment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief